June 14, 2010

Roman Gordon, Chief Executive Officer
Cavitation Technologies, Inc.
10019 Canoga Avenue
Chatsworth, CA 91311

RE: Cavitation Technologies, Inc.
       Form 10-K for Fiscal Year Ended June 30, 2009
       Filed September 28, 2009
       Forms 10-Q for the Quarterly Periods Ended December 31, 2009 and March 31, 2010
       File No.: 0-29901

Dear Mr. Gordon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2009

Item 1. Business

Introduction, page 2

1. We reissue comment one from ur letter dated April 2, 2010. We note the reference in the first paragraph on page 3 to the plant in Moberly,

Missouri, where the first installation of Bioforce 9000 is expected in September 2009. Please disclose the material terms of this arrangement or agreement. Please file any written agreement as an exhibit.

2. We reissue comment two from our letter dated April 2, 2010. Please provide the disclosure required by Item 101(h)(4)(i) of Regulation S-K regarding your proposed products and services. In addition, please make it clear throughout that the company has not sold any products to date and has received no revenues to date. Please discuss the time frame for bringing your proposed products to market. Your supplemental response refers to "no significant revenues." Please explain in light of the lack of any revenues to date as indicated by the financial statements.

3. We partially reissue comment three from our letter dated April 2, 2010. Provide the disclosure required by Item 101(h)(4)(iv) regarding competition, and (vii) regarding patents.

4. Provide the basis for the statement made in your supplemental response that your competitors use a less competitive, less efficient technology and the statement that "we compete by offering solutions that we believe can reduce operating expenses vis-à-vis current technology. Our laboratory tests indicate that our technology is able to produce a higher yield than competitive technologies due to less oil loss and a smaller consumption of the degumming reagents." We note that the company has not sold any products or generated any revenues to date.

5. In your response to comments two, three, and four from our letter dated April 2, 2010, and in the fifth from the last paragraph and in your response to comment four, you have referenced your laboratory tests. Please support your statement by including with your response letter copies of, or excerpts from, reports or publications regarding the tests which you reference and disclosing these tests in the Form 10-K. We may have further comment.

6. We reissue comment four from our letter dated April 2, 2010. Please provide the basis for promotional statements or remove. For instance, explain the statement that your Green D De-gumming System de-gummed oil at a lower cost and higher yield, when you have not sold any products to date or generated any revenues.

Unregistered Sales of Equity Securities and Use of Proceeds, page 5

7. We reissue comment six from our letter dated April 2, 2010. For each transactons discussed in this section, provide the disclosure required by

Item 701(d) of Regulation S-K. Please indicate the section of the
Securities Act or the rule of the Commission under which each exemption
from registration was claimed and state briefly the facts relied upon to
make the exemption available. In addition, name the persons or identify
the class of persons to whom the securities were sold. See Item 701(b) of
Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 10

Note 2 – Basis of Presentation and Going Concern, page 16

Basis of Presentation, page 16

8. We note in your response to comment ten of our letter dated April 2, 2010
that the 2,500,000 outstanding Bio Energy pre forward split shares
included the 1,262,500 shares owned by Hydro Dynamic Technology
("Hydro"), to arrive at the 18,750,000 post forward split shares. Please
confirm to us that the 1,262,500 pre forward split shares or 9,468,750 post
forward split shares were cancelled and are excluded from your total
issued and outstanding shares as of June 30, 2009. To the extent that such
share are included in your total issued and outstanding shares as of June
30, 2009, further explain to us your disclosure that states, in connection
with the October 24, 2008 share exchange, Hydro cancelled 9,468,750
shares (1,262,500 pre forward split shares) that had previously been issued
to them.

Note 8 – Stockholders' Equity, page 21

Stock Options, page 22

9. We note your proposed disclosure in response to comment five of our
letter dated April 2, 2010 in which you state that the Company has no
formal stock option plan. Please confirm our understanding that
notwithstanding the stock options currently outstanding, the Company
does not currently have the ability to grant additional stock options. Also
further revise your disclosure accordingly, or explain to us why such
disclosure is not required.

Item 10. Directors, Officers and Corporate Governance, page 29

10. We reissue comment 18 from our letter dated April 2, 2010. Please provide
the disclosure required by Item 406 of Regulation S-K, entitled "Code of
Ethics."

Item 11. Executive Compensation, page 30

11. We note that you have not included deferred compensation in the summary compensation table. Deferred compensation should be included in the table and then identified in a footnote. We direct your attention to Instruction 4 to Item 402(n) of Regulation S-K.

12. Please provide the narrative to the summary compensation table as required by Item 402(o) of Regulation S-K.

13. Please provide the disclosure required by Item 402(r) of Regulation S-K. If you do not provide any compensation to directors, clearly state.

Exhibits

14. Please file or incorporate by reference the exhibits required by Item 601 of Regulation S-K and list in the exhibits index. See for guidance Question 146.02 to the Compliance and Disclosure Interpretations.

Form 10-Q for the Period Ended December 31, 2009

15. We partially reissue comment 26 from our letter dated April 2, 2010. Please state briefly the facts relied upon to make the exemption available.

Form 10-Q for the Period ended March 31, 2010

16. Pursuant to Item 701(d) of Regulation S-K, please indicate the section of the Securities Act or the rule of the Commission under which each exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. In addition, name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K

You may contact John Archfield (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Roman Gordon, Chief Executive Officer
Via facsimile to (818) 718-1176